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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                AMENDMENT No. 2
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               VIRATA CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $.001 Per Share,
           Having an Exercise Price Per Share of $18.50 or More and a
                   Vesting Schedule that is not based on or
                  subject to Revenue-based Performance Goals
                         (Title of Class of Securities)

                                   927646109
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                Andrew M. Vought
                            Chief Financial Officer
                               Virata Corporation
                        2933 Bunker Hill Lane, Suite 201
                         Santa Clara, California 95054
                                 (408) 566-1000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

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                                    Copy to:
                                Douglas D. Smith
                          Gibson, Dunn & Crutcher LLP
                      One Montgomery Street, Telesis Tower
                            San Francisco, CA 94104
                                 (415) 393-8200

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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on February 7, 2001, to report the results of our offer to exchange options to purchase shares of our common stock, par value $.001 per share (the "Common Stock"), granted under the Virata Corporation 1999 Stock Incentive Plan (the "1999 Incentive Plan") and the Excess Bandwidth 1998 Equity Incentive Plan (the "Excess Bandwidth Plan," and together with the 1999 Incentive Plan, the "Option Plans") that have an exercise price per share of $18.50 or more and a vesting schedule that is not based on or subject to revenue-based performance goals, for new options to purchase shares of the Common Stock that we will grant under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer to Exchange") dated February 7, 2001 and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer").


Item 4  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

(c) The Offer expired at 12:00 midnight, Pacific time, on Wednesday, March 7, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 4,259,535 shares of Common Stock, representing approximately 82% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 4,259,535 shares of Common Stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating the number of shares of Common Stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                                    VIRATA CORPORATION

                                    /s/ Charles Cotton
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                                    Charles Cotton
                                    Chief Executive Officer and Director
                                    (Principal Executive Officer)
Date:  March 8, 2001


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